PURAMED BIOSCIENCE INC.
1326 SCHOFIELD AVENUE
SCHOFIELD, WI 54476

February 12, 2013

Via E-mail
Jeffrey P. Riedler
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PuraMed Bioscience Inc.
Registration Statement on Form S-1/A
Filed on February 11, 2013
File No. 333-186212

Dear Mr. Riedler:

PuraMed Bioscience Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement on Form S-1/A filed on February 11, 2013 (the “Registration Statement”) so that it may become effective at 3:00 p.m. Eastern Standard Time on February 13, 2013 or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Scott Linsky at (732) 395-4408.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Russell W. Mitchell
Russell W. Mitchell
Chief Executive Officer
PuraMed Bioscience Inc.

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